U. S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 10-SB

        GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

         Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                   LUMINART CORP.
               (Name of Small Business Issuer in its charter)


     Nevada                                                 87-413934
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
incorporation or organization)

3245 Grande Vista Drive, Newbury Park, California                  91320
(Address of principal executive offices)                      (   Zip Code)

                    Issuer's telephone number:  (805) 480-9899

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                                  Name of each exchange
on which to be so registered                   each class is to be registered

         None                                                  None

        Securities to be registered pursuant to Section 12(g) of the Act:

                              Common Stock
                            (Title of Class)

                                  None

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

(a)  Business Development.

Luminart Corp., a Nevada corporation ("Company"), was originally organized in the State of Utah on July 5, 1984 as Past-Tell Limited. Articles of Merger were filed on March 27, 1987 through which this company changed its domicile to the State of Nevada. On November 7, 1996 an Amendment to the Articles of Incorporation were filed changing the name of the Corporation to Chaos Group, Inc. On April 23, 1998, an Amendment to the Articles of Incorporation was filed changing the name of the corporation to Luminart Corp. The business office of the Company is located at 3245 Grande Vista Drive, Thousand Oaks, California 91320. The Company's fiscal year ends on September 30. Currently, the Company has three full time and four part time employees. It does not anticipates adding any further employees in the next twelve months.

During the company's fiscal year ended September 30, 1999, Luminart sold its interest in Chaos Group, Inc., a wholly-owned subsidiary devoted to the entertainment industry in order to allow the company to better direct its full attention to the sign industry. The corporation also divested itself of its wholly-owned subsidiary, Clear Vision, Inc., as that company generated continuous losses to the corporation and the Board of Directors felt that such a move was in the best interest of the corporate shareholders.

(b)  Business of the Company.

Luminart Corp. is a sales and marketing company dedicated to the sale of its proprietary Luminite gel, a flexible compound used in the production of Point of Purchase advertising signs. When illuminated, Luminite has the eye catching attractiveness of neon at a fraction of the cost.

(1)  The Sign Industry.

The sign industry in North America is represented commercially by approximately 50,000 sign manufacturers, consisting of independent entities, corporate in-house graphics departments, government agencies, and sub-contractors. Management believes that more than 95% of such entities specialize in the manufacture of neon, vinyl, and screen printed signs and that approximately 50% of vinyl and screen printed signs are illuminated.  Management also believes that demand for
Luminite products also exist within the point-of-purchase
industry as it relates to advertising and displayed media.  Total annual North American sales of the sign industry are believed to
exceed $30 billion   The extent of the sign industry internationally is not as
easily determined as that of the North American market; however, based upon management's research, it believes that exclusive
North America, there are approximately 500,000 sign manufacturers worldwide. Total worldwide annual revenues in the industry is approximately $160 billion.

(2)  Description of the Company's Products.

The company's principal product is Luminite gel and the necessary dispensing machines for its application to substrata. On April 30, 1996, the Company was issued a Compound and Method Patent (US # 005512122A) for the Luminite gel and the process by which it is applied onto vinyl. On January 4, 1999, the Company was issued a Compound and Method Patent (Canada # 2,126,104) for the Luminite gel and the process by which it is applied onto vinyl. The Company also has been issued patents in Europe (#93922873.0) and in Australia (#51735/93).

Luminite is a printing compound and method of producing three-dimensional signs and lettering and Braille reading materials. The printing compound includes an ultraviolet radiation curable resin and a filler mixed with the resin to form a paste. The resin can be an acrylated urethane oligomer or an epoxidized oil. The compound is applied to a substrate manually or by a computer controlled dispensing apparatus. The compound is subjected to ultraviolet radiation to cure quickly allowing for mass production. Luminite is also a bonding agent that adheres to cardboard, paper, vinyl, acrylics, and mantypes of plastic. It its unpigmented form, :Luminite is translucent and fairly thixotropic. Luminite is available in a variety of colors and the Company continues to develop additional colors.

Signs that utilize Luminite have an appearance as comparable to neon but can be produced less expensively than a similar neon sign. Management believes that additional benefits of Luminite in comparison with neon include:

reduced operating costs
lower maintenance costs
greater design flexibility
more intricate design potential
ease your shipping and handling
greater durability

Luminite is available in four product groups:

LUMINITE BL (Back Lit) was specifically develop for traditional indoor backlit applications. With this material, signs can be created with elevated characters and graphics to produce a unique glow in radiance and brilliance. Signs created with LUMINITE BL have the appearance of neon signs, at approximately one-third the price of comparable neon signs. LUMINITE BL is available in nine standard colors (red, yellow, orange, green, white, pink, teal, ice, and blue).

LUMINITE FL (Front Lit) is available in the seventh standard fluorescent colors (red, yellow, orange, green, white, pink, and blue) and is used to enhance new and existing printed materials; e.g., signs, posters, and POP materials, by adding elevated characters and graphics that illuminate and fluoresce when exposed to ultraviolet light.

LUMINITE TACTILE was developed solely to create Braille characters. It is available in neutral see-through material which can be applied on existing signage in order to conform to the standards and specifications of the Americans with Disabilities Act.

LUMINITE CRYSTAL was specifically assigned for traditional indoor/outdoor backlit applications. The Crystal Series is available in the same colors as LUMINITE BL.

SYSTEM 4000 is a computer automated Luminite dispensing system utilizing industry standard Cartesian Robotic Technology coupled with the liquid/gel dispensing system. The work surface is 4' by 4' with expansion capability to a maximum of the 12'. The system includes a custom-designed ultraviolet curing chamber, pen plotting capabilities, and vinyl cutting tools. SYSTEM 4000 carries a one year parts and labor warranty. Specific features include:

16 button user control panel with LCD display high precision motor controls high efficiency gantry drive for maximum accuracy

oversized hardened gateways for ease of operation

industry standard HPGL interface

dispensing bead size from 1/16" to 5/8"

dispensing speed up to 6" per second

vacuum table top
The Signature Series is an entry level Luminite dispensing system designed and priced to appeal to smaller sign manufacturers. It can also be used in conjunction with a SYSTEM 4000 to create special effects. The Signature Series is sold with a custom work station, an integrated light table, pneumatic control system, and a separate 2' x 2' curing chamber. SYSTEM 2000 is a compact version of System 4000 that has many of the performance capabilities of the larger system.

LUNINITE DRAW is a proprietary software program that was developed by the Company to work is a special interface in conjunction with popular sign making software packages to take advantage of all SYSTEM 4000 dispensing systems features. LUMINITE DRAW runs in the Microsoft Windows environment. The Company includes LUMINITE DRAW with every SYSTEM 4000 at no additional charge.

The company is currently developing a new dispensing machine which can be purchased at a much more affordable price than those currently in existence. This is being done to attract those people interested in embarking on a career in the industry, but are currently in a financial position which would not allow them to get started. In addition, the company has plans to acquire another sign manufacturer or research and development company during the next 12 months. In order to accomplish this, the company may need, depending on the price of the acquisition, to generate $1 million through debt or equity financing.


(3)  Manufacture and Marketing.

All sales of products are accomplished through the company's wholly-owned subsidiary, Luminart International, Inc., a Nevada corporation. The parent company, Luminart Corp., devotes its efforts to research and development, specifically directed toward improving its products and developing new products and application methods. The Research and Development Department of Luminart Corp. directs its attention to the improvement of existing products and ensuring governmental compliance for all countries to which the product is marketed. R & D presently adds approximately $500.00 per month to the corporate administrative expense. The effect on the product pricing due to this facility is minimal.

Luminart International, Inc. sells its products to an existing, albeit expanding, market base comprised of approximately 210 customers. No single customer comprises more than 2% of total revenues. The company is presently active in 15 countries worldwide and distributes directly from the company headquarters from orders placed directly and through the company's web site, http://www.luminartcorp.com. All shipments from the company to international destinations is accompanied with all documentation required by both importing and exporting countries. Luminite gel is produced in 19 colors and packaged in
6.5 ounce plastic tubes for sale to corporate customers.

Manufacturing of the Luminite gels for the company is done by PRC-DeSoto Canada, Inc., A PPG Industries Company, 5676 Timberlea Boulevard, Mississauga, Ontario L4W 4M6, Canada, pursuant to a contract entered into by a predecessor to the Company in excess of three years ago (the parties are currently in the process of negotiating a new agreement). All materials necessary for production are purchased by that company in compliance with the formulae provided to them by our Research and Development Department. All materials are freely available to the manufacturer and are safe both in stand-alone and in combined form. The company has to-date never experienced any adverse governmental reaction to its products. The Environmental Protection Agency (EPA) of the United States government has, however, produced several studies showing the negative environmental impact possible, and probable, with the use of the company's main competition, neon signage. It is understood that the EPA has presented to Congress proposed acts which may impair the marketing of the neon signs. If such happens, Luminart's business is expected to increase dramatically.

Previous promotional efforts have opened many domestic and international markets for Luminite signs and created a tremendous product awareness in the $160 billion a year international sign industry. Between 1994 and 1998, the Company participated in excess of 60 trade shows. Luminart's corporate clients have included Coca-Cola of Spain, Motorola, Wal-Mart, Hudson Bay, Jose Cuervo Tequila and Captain Morgan's Parrot Bay Rum. Luminart will continue to use the names, logos, packaging and all other promotional assets to maintain brand identity and consistency.

The Company's management perceived a need in the signage and POP industries for a less expensive alternative to traditional neon and molded plastic signs. It believes the Luminite family of products offers sign manufactures a less-expensive, more versatile system, capable of handling more intricate graphic patterns than traditional alternatives. Accordingly, the Company is marketing Luminite as a unique, new sign medium that allows sign manufactures to create cost competitive, high impact illuminated signage not currently possible with any other medium.

The Company's strategy is to create overall awareness and demand for the Luminite family of products by providing a marketing support to its distributors in capitalizing on the perceived benefits of Luminite. The Company intends initially to build sales volume of Luminite through the sale and installation of computer automated Luminite dispensing systems by the Company and third party licensees. If the installed base of SYSTEM 2000/4000 and SIGNATURE SERIES dispensing systems increases, as to which are to be no assurance.

The company sales and marketing programs include:

Sales representation. Experienced sales and marketing personnel represent the Company to distributors and assist their sales representatives in presentations and implementation of systems larger accounts. Sales personnel also contact major end users, i.e., sign manufacturers & sign buyers, to create end user demand for Luminite, which also provides marketing support for the Company's distributors.

Trade Shows. The Company actively participates in trade shows, both in North America and internationally, which provide the Company with constant exposure to distributors, sign makers, and end users and enables Company personnel to demonstrate directly the properties and capabilities of Luminite.

Product samples. Sample signs demonstrate Luminite's versatility, capabilities, spectrum of available colors, and design effects. The Company distributes samples widely and provides custom-made displays to its distributors.

Advertising and brochure words. The Company utilizes a focused print advertising program in various trade publications generally product awareness and demand among end users. High-quality sales literature, including product sheets and corporate brochures, are widely distributed, many of which have been translated into a variety of languages.

The Company has chosen to sell its products worldwide primarily through established sign equipment distributors, rather than focusing its sales efforts on direct sales to end users.
The Company has entered into in excess of 35 distributions worldwide. Management believes that certain advantages will accrue to the Company based upon this arrangement:

faster market penetration
immediate access to an established customer base large existing sales force minimization of credit administration

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

Overview

The following management's discussion and analysis of financial condition and results of operations reviews the financial performance of the Company for the years ended September 30, 1999 and 1998, and should be read in conjunction with the Company's consolidated financial statements and notes thereto for the respective periods set forth in this Form 10-SB. In April 1998, the Company determined to change its fiscal year end from December 31 to September 30.

Consolidated Results of Operations

(a)  Years ended September 30, 1999 and 1998.

Net sales increased to $1,637,683 in 1999 from $765,141 in 1998, an increase of $872,542 or 214.04%, primarily due to increased selling and marketing activities that the Company was able to conduct in 1999 as a result of the proceeds from the Company's private placements of its securities.

Gross profit increased to $1,009,194 in 1999 from $684,820 in 1998, and decreased as a percentage of net sales to 61.62% in 1999 from 89.50% in 1998. The decrease in gross profit margin in 1999 as compared to 1998 was due to increased marketing and selling expenses.

Selling, general, and administrative expenses increased to $763,246 in 1999 from $327,947 in 1998, as a result of increased selling and marketing activities and the Company's efforts to build a marketing infrastructure. This included penetration of the Taiwan market.

Depreciation and amortization increased to $186,300 in 1999 from $63,600 in 1998 as a result of decreased depreciation and amortization recorded relating to property and equipment. Interest expense increased to $59,938 in 1999 from $18,987 in 1998, as a result of an increase the level of interest-bearing debt incurred to finance operations.

The Company recorded a provision for bad debts of $5,731 in 1999, as compared with $0 in 1998. This was based on management's estimate of uncollectible accounts receivable.

Net loss was $160,544 for the year ended September 30, 1999, as compared to a net profit of $259,269 for the year ended
September 30, 1998.

Liquidity and Capital Resources.

During the fiscal year ended September 30, 1999, the Company financed its working capital requirements principally from the private placement of its common stock. During that fiscal year, gross proceeds from the sale of common stock was $257,750. During the fiscal year ended September 30, 1998, the Company financed its working capital requirements from cash reserves, as well as operations of the Company. Such funds have periodically been supplemented with short-term borrowings under the Company's bank line of credit and other private sources.

During the years ended September 30, 1999 and 1998, the Company's operations utilized cash of $161,076 and $219,729, respectively.

The Company did not have any capital expenditure commitments outstanding at September 30, 1999, although the Company anticipates making capital expenditures in the ordinary course of business commensurate with an expected increase in the Company's business operations in subsequent periods.

Risk Factors Connected with Financial Condition and Results of Operations.

(a)  History of Losses; Accumulated Deficit; Working Capital Deficiency.

The Company has incurred losses of $999,045, $397,543, and $160,544 for the fiscal years 1996, 1997, and 1999, respectively (there was a profit of $259,269 for 1998). The likelihood of the success of the Company must be considered in the light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business and the competitive environment in which the Company operates. Unanticipated delays, expenses and other problems such as setbacks in product development, and market acceptance are frequently encountered in connection with the expansion of a
business.  (See "Need for Additional Financing" below.)    As a
result of the fixed nature of many of the Company's expenses, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected delays in the development and marketing of the Company's products or any capital raising or revenue shortfall. Any such delays or shortfalls will have an immediate adverse impact on the Company's business, operations and financial condition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

(b)  Significant Working Capital Requirements.

The working capital requirements associated with the manufacture and sale of the Company's products have been and will continue to be significant. The Company is currently not generating sufficient cash flow to fund its operations and growth and is dependent on the proceeds from the sale of its shares to continue its operations and implement its sales and marketing strategy. The Company anticipates, based on currently proposed plans and assumptions relating to its operations (including with respect to costs and expenditures and projected cash flow from operations), that it can generate sufficient cash flow from operations to sustain the business. However, the Company currently plans one or more acquisitions over the next twelve months and will need financing of at least $1,000,000 during the year 2000 in order to pay for these anticipated acquisitions. In the event that the Company's plans change or its assumptions change or prove to be inaccurate or if the proceeds from the sale of its shares or cash flow from operations proves to be insufficient to fund operations (due to unanticipated expenses, technical difficulties, problem or otherwise), the Company would be required to seek additional financing sooner than currently anticipated or may be required to significantly curtail or cease its operations.

(c)  Limited Assets.

The Company has only limited assets. As a result, there can be no assurance that the Company will generate significant revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the Company's business will not succeed.

(d)  Competition.

The Company may experience substantial competition in its efforts to locate and attract customers for its products. Many competitors in the sign industry have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attractive clientele. There are a number of larger companies which will directly compete with the Company. Such competition could have a material adverse effect on the Company' profitability or viability. In addition, neon is such an established sign medium, that the Company often encounters resistance to introducing its products to established neon customers.

(e)  Influence of External Factors.

The sign industry in general is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in commercially profitable business. The marketability of its products will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect companies' spending. Factors which leave less money in the hands of potential customers of the Company will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

(f)  Regulatory Factors.

Possible future consumer legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities undertaken in connection with the business of the Company, the extent of which cannot be predicted. The exact affect of such legislation cannot be predicted until it is proposed.

(g)  Uncertainty of Market Penetration.

The sign industry is currently dominated by companies that sell neon signs, which has broad acceptance with businesses. As a result, the market demand for new products from new companies is subject to a high level of uncertainty. Achieving significant market penetration and recognition for the Company's products will require significant efforts and expenditures by the Company to inform potential customers about the Company's products. Although the Company intends to use a substantial portion of its working capital for marketing and advertising, there can be no assurance that the Company will be able to penetrate existing markets on a broad basis, position its products to appeal to a broad base of customers, or that any marketing efforts undertaken by the Company will result in any increased demand for or greater market acceptance of the Company's products. See "Business of the Company."

(h)  Uncertainty Regarding Patents and Proprietary Rights.

The Company seeks patent protection for its proprietary products and technologies where appropriate. The Company currently has one United States patents and three international patents relating to its Luminite gel technology. However, there can be no assurance that the Company's patent will provide the Company with significant protection against competitors. Litigation may be necessary in the future to protect the Company's patent, and there can be no assurance that the Company will have the financial or managerial resources necessary to pursue such litigation or otherwise to protect its patent rights. In addition to pursuing patent protection in appropriate cases, the Company also relies on trade secret protection for its unpatented proprietary technology. However, trade secrets are difficult to protect. There can be no assurance that other companies will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets, that such trade secrets will not be disclosed or that the Company can effectively protect its rights to unpatented trade secrets. The Company pursues a policy of having its employees and consultants execute non-disclosure agreements upon commencement of employment or consulting relationships with the Company, which agreements provide that all confidential information developed or made known to the individual during the course of employment shall be kept confidential except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets or other proprietary information.

(i)  Reliance on Management.

The Company's success is dependent upon the hiring of key administrative personnel. Only two of the officers or directors, and one of the other key personnel, has any employment agreement with the Company. Therefore, there can be no assurance that these personnel will remain employed by the Company. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects. In addition, management has no experience is managing companies in the same business as the Company.

In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with minority ownership interest rights to make decision which effect the Company. The success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company. Accordingly, no person should invest in the Shares unless he is willing to entrust all aspects of the management of the Company to the officers and directors.

(j)  Control of the Company by Officers and Directors.

The Company's officers and directors beneficially own approximately 6% of the outstanding shares of the Company's common stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the Company. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control the majority of voting rights will be able, by virtue of their stock holdings, to control the affairs and policies of the Company.

(k)  Limitations on Liability, and Indemnification, of
Directors and Officers.

The Company's Articles of Incorporation include provisions to eliminate, to the fullest extent permitted by the Nevada Revised Statutes as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors.
The Bylaws include provisions to the effect that the Company may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, or employee to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

(l)  Conflicts of Interest.

The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of the Company. As a result, certain conflicts of interest may exist between the Company and its officers and/or directors which may not be susceptible to resolution.

In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to the Company, any proposed investments for its evaluation.

(m)  No Assurance of Continued Public Trading Market; Risk of Low
Priced Securities.

Since May 28, 1998, there has been only a limited public
market for the common stock of the Company. The common stock of the Company is currently quoted on the Over the Counter Bulletin Board. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the
risks associated therewith.   The regulations governing low-
priced or penny stocks sometimes limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

(n)  Effects of Failure to Maintain Market Makers.

If the Company is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the Company will be able to maintain such market makers.

(o)  Cash Dividends Unlikely.

The Company has never declared or paid dividends on its common stock and currently does not anticipate or intend to pay cash dividends on its common stock in the future. The payment of any such cash dividends in the future will be subject to available retained earnings and will be at the discretion of the Board of Directors.

(p)  Potential Status as a Pseudo California Corporation.

Section 2115 of the California General Corporation Law subjects certain foreign corporations doing business in California to various substantive provisions of the California General Corporation Law in the event that the average of its property, payroll and sales is more than 50% in California and more than one-half of its outstanding voting securities are held of record by persons residing in the State of California. Some of the substantive provisions include laws relating to annual election of directors, removal of directors without cause, removal of directors by court proceedings, indemnification of officers and directors, directors standard of care and liability of directors for unlawful distributions. The aforesaid Section does not apply to any corporation which, among other things, has outstanding securities designated as qualified for trading as a national market security on NASDAQ if such corporation has at least eight hundred holders of its equity securities as of the record date of its most recent annual meeting of shareholders.
It is currently anticipated that the Company may be subject to
Section 2115 of the California General Corporation Law which, in addition to other areas of the law, will subject the Company to
Section 708 of the California General Corporation Law which mandates that shareholders have the right of cumulative voting at the election of directors.

(q)  Forward-Looking Statements.

This Registration Statement contains "forward looking statements" within the meaning of Rule 175 under the Act, and Rule 3b-6 under the Securities Act of 1934, as amended, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including those factors described under "Risk Factors" and elsewhere herein In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire or prove to be accurate. All subsequent written forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

(r)  Uncertainty Due to Year 2000 Problem.

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Company currently believes that its systems are Year
2000 compliant in all material respects. Although management is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000, the Company may experience serious unanticipated negative consequences (such as significant downtime for one or more of its suppliers) or material costs caused by undetected errors or defects in the technology used in its internal systems. Furthermore, the purchasing patterns of customers may be affected by Year 2000 issues. The Company does not currently have any information about the Year 2000 status of its potential material suppliers. The Company's Year 2000 plans are based on management's best estimates.

ITEM 3.  DESCRIPTION OF PROPERTY.

The following is a schedule of the property and equipment current owned by the Company (all of this property and equipment is in good to excellent condition):

Trans     Acquired  Sold  Cost      Dep      Prior  Method  Life  Rate   Curnt
Portation                           Basis     Dep                         Dep
Equipment
Truck &
Trailer    9/11/95        18000.00  18000.00   8295   S/L HY   5    0.2     3600
VW of
Witt       6/1/98         19115.89  19115.89   8295   S/L HY   5    0.2     3823
Truck,
Dooley    10/1/98         15737.16  15737.16      0   S/L HY   5    0.2     3147

Total                     52853.05            16590                        10571

Furniture & Equipment

F & F      7/7/95         10303.98  10303.98   4416   S/L HY   7  0.142857  1472
F & F      8/15/99         4065.87   4065.87      0   S/L HY   7  0.142857

Total                     14369.85  14369.85   4416

Machinery & Equipment

Vinyl
Cutter     3/9/95          769       769        275   S/L HY   7  0.142857   110
Copy
Machine    3/22/95        1200      1200        428   S/L HY   7  0.142857   171
Luminart
System
4000       6/21/95       52087    52087       18603   S/L HY   7  0.142857  7441
Misc.
Equipment  8/15/95       24996    24996        8928   S/L HY   7  0.142857  3571
Equipment  8/1/95        88351    88351       11555   S/L HY   7  0.142857 12622
Table
Screen
Print      2/13/96       23473    23473        5029   S/L HY   7  0.142857  3353
Router     9/18/95        2545     2545         910   S/L HY   7  0.142857   364
Luminart MS
40-110-1   12/1/95       17670    17670        6311   S/L HY   7  0.142857  2524
Compressor 6/13/95        1200     1200         428   S/L HY   7  0.142857   171
Lathe &
Drill
Press      4/11/96        3500     3500         750   S/L HY   7  0.142857   500
Digital
Color
Station
5442       3/15/96 6/30/99    0       0           0   S/L HY   7  0.142857     0
Pro Tech
Laminator  2/13/96        23473   23473        5029   S/L HY   7  0.142857  3353
Misc
Equip.     3/14/97       118587  118587       16964   S/L HY   7  0.142857 16941
Printer    10/20/97        2000    2000          48   S/L/HY   7  0.142857   286
Recycling
Equipment  2/15/95       189183  189183           0   S/L HY   7  0.142857     0
Music
Equipment  4/1/96         74000   74000       18500   S/L HY   7  0.142857 10571
Video
Equipment  1/27/97         5600    5600         800   S/L HY   7  0.142857   800
Piano      9/20/97        34097   34097        5377   S/L HY   7  0.142857  4871
Total                    662731  662731       99935                        67650

Computer Equipment

Laser Master
Printer    12/1/95        28032   28032       14015   S/L HY   5     0.2    5606
4 SCANVEC
Programs   8/18/95        13514   13514        6757   S/L HY   5     0.2    2703
Byte
Computer   3/29/95         3041    3041        1520   S/L HY   5     0.2     608
Mac
Computers  8/9/95          5000    5000        2500   S/L HY   5     0.2    1000
Apple II
Software   7/24/95         2000    2000        1000   S/L HY   5     0.2     400
Computer   7/11/95         1072    1072         535   S/L HY   5     0.2     214
PC
Computer   8/15/95         1668    1668         835   S/L HY   5     0.2     334
Misc.
Computer
Equip.     8/15/95        35865   35865       16263   S/L HY   5     0.2    7173
Computer   2/4/96          1127    1127         338   S/L HY   5     0.2     225
Printer    10/20/97        2000    2000          48   S/L HY   5     0.2     400
Computer   7/1/97           460     460          46   S/L HY   5     0.2      92

Computer Equipment

Raster
Machine    7/11/95  6/30/99   0       0           0   S/L HY   5     0.2       0
Computer
for
Raster     2/28/96         8500    8500        2550   S/L HY   5     0.2    1700
Misc.
Computer
Equip.     5/13/96        31744   31744       22433   S/L HY   5     0.2    6349
Total                    134023  134023       68840                        26805

Total
Depreciable              906918  191852                                    11192
6

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of shares of the Company's Common Stock as of November 10, 1999 (17,006,167 issued and outstanding) by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding Common Stock; and (ii) all officers and directors of the Company (each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them):


Title of    Name and Address of                       Amount of       Percent of
Class       Beneficial Owner                          Beneficial        Class
                                                      Ownership

Common      Chinex                                    2,539,805           14.93%
Stock       International
            c/o 1785 West 2300 South
            Salt Lake City, Utah 84119

Common      Armstrong, Perkins,                       2,500,000           14.70%
Stock       Hudson Trustee
            1600 Canadian Pl.
            407 2nd St.
            Calgary, Alberta T2P 2Y3

Common      Beverly Hills 310 Inc.                    1,650,949            9.71%
Stock       c/o 1785 West 2300 South
            Salt Lake City, Utah 84119

Common      John L. Patton                            1,000,000            5.88%
Stock       5 Saddle Hill Road
            Far Hills, New Jersey 07931

Common      Wm. Michael Reynolds                        960,000            5.64%
Stock       3245 Grande Vista Drive
            Newbury Park, California 91320

Common      Labranda, Inc.                              942,857            5.54%
Stock       426 South 500 East
            Salt Lake City, Utah 84119

Common      Thomas Maher                                 45,000           0.26
Stock       3245 Grande Vista Drive
            Newbury Park, California 91320

Common      Ronnie Case                                  40,000           0.23%
Stock       3245 Grande Vista Drive
            Newbury Park, California 91320

Common      George Jones                                  5,600           0.03%
Stock       3245 Grande Vista Drive
            Newbury Park, California 91320

Common      Eric Lewis                                        0              0%
Stock       3245 Grande Vista Drive
            Newbury Park, California 91320

Common      James V. Crestani                                 0              0%
Stock       3245 Grande Vista Drive
            Newbury Park, California 91320

Common      Shares of all directors and              1,050,600           6.18%
Stocj       executive officers as a group
            (6 persons)

(1) Other than as footnoted, none of these security holders has the right to acquire any amount of the Shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations.

(2) Consists entirely of options granted in January 1997 to purchase 960,000 of shares of common stock at an exercise price of $0.25 per share; there is no expiration time on these options.

(3) Consists entirely of options granted in January 1997 to purchase 40,000 of shares of common stock at an exercise price of $0.25 per share; there is no expiration time on these options.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

The names, ages, and respective positions of the directors and officers of the Company are set forth below. These persons have held their respective positions since May 20, 1999. There are no other persons which can be classified as a promoter or controlling person of the Company.

(a)  Wm. Michael Reynolds, President/Chief Executive
Officer/Chairman.

Mr. Reynolds, age 54, started with the Company in 1996. He served as President/CEO of a combined group of financial companies which became a holding company (J.B. Oxford Holding Co.) with annual revenues rising from $3 million to $45 Million under his 4 year leadership, which ended in 1996. From 1988 to 1992, Mr. Reynolds served as Chairman of J.P. Michael Co., a regional broker/dealer located in Burbank, California. During the period of 1986 to 1988, Mr. Reynolds held the position of President/CEO of G.I. Industries, a waste management company between 1986-1988. He has served as President/ Chairman of the American Lung Association for 10 years.

(b)  Ronnie Case, Secretary/Treasurer and Director.

Mr. Case, age 23, started with the Company in 1994. He attended the California Lutheran University where he graduated with Honors in Business Management and Accounting. Mr. Case had been employed by Clear Vision, Inc. from 1994 until this company was closed down in June 1999, and currently serves as a Director and Secretary/Treasurer of the Company.

(c)  Thomas W. Maher, Chief Financial Officer.

Mr. Maher, age 56, started with the Company in 1998.   He earned
an M.B.A. both in Finance and Economics from the University of Detroit, and a B.S. degree in 1969 in marketing from the same school. From 1995 to 1998, Mr. Maher served as the Chief Financial Officer and Chief Operating Officer of Internet Business Broadcasting, Inc. Prior to that time, beginning in 1987, he held the position of Chief Financial Officer of On-Tel, Inc. His responsibilities in these positions have extended past the scope of finance and into such areas as project management, personnel, administration and legal functions.

(d)  Eric Lewis, M.D., Director.

Dr. Lewis, age 52, started with the Company in 1996. He served as President of Clear Vision, Inc. from 1995 until its close, and member of the Board of Directors of Chaos Group, Inc. prior to its sale in August 1999. Dr. Lewis has maintained a cosmetic surgery practice in Beverly Hills California for the past 20 years. Dr. Lewis graduated from the University of California at Los Angeles in 1976.

(e)  James V. Crestani, Director.

Mr. Crestani, age 50, started with the Company in 1996. He has served as CEO of Southland Title Company in San Diego,
California for in excess of fifteen years. In this position, he is active in all areas of real property finance and title insurance.

(f)  George A. Jones, Director.

Mr. Jones, age 50, started with the Company in 1996. He is a member of the Board of Directors and General Chairman of Brotherhood of Railroad Signalman (BRS). Mr. Jones is also Vice Chairman, Board of Directors, Rio Grande Employees Hospital Association. He also serves as Utah State Legislative Representative, and is a member of the Public Law Board. Mr. Jones has held these paid positions for in excess of five years.

ITEM 6.  EXECUTIVE COMPENSATION.


SUMMARY COMPENSATION TABLE

               Annual Compensation           Long-term compensation
                                             Awards             Payouts
Name and  Year Salary   Bonus Other    Restricted Securities LTIP     All Other
principal       ($)      ($)  Annual   Stock      Under-     Payouts  Compen-
position                      Compen-  Award(s)   lying      ($)      sation
                              sation   ($)        options/            ($)
                              ($)                 SAR/s
                                                  ($)
   (a)     (b)  (c)      (d)    (e)     (f)        (g)        (h)      (i)

Wm
Michael
Reynolds
President
CEO       1999 120,000    0      0       0          0          0        0
          1998 120,000    0      0       0          0          0        0

Ronnie
Case,
Sec./Tre
Sr. VP   1999  36,000    0       0       0         0          0         0
         1998  36,000    0       0       0         0          0         0

Thomas
W.
Maher,
Chief
Fin Off. 1999 48,000     0       0       0         0          0         0
         1998 48,000     0       0       0         0          0         0

                 OPTION/SAR GRANTS IN LAST FISCAL YEAR
                         [Individual Grants]

Name        Number of   Percent of Total   Exercise or Base   Expiration Date
            Securities  options/SARs       price ($/Sh)
            Underlying  granted to
            Options     employees in
            SARs        fiscal year
            Granted (#)
(a)            (b)         (c)               (d)                    (e)

Wm
Michael
Reynolds
President
CEO             0            -                -                      -
Ronnie
Case,
Sec./Tre
/Sr. VP         0            -                -                      -
Thomas
W.
Maher,
Chief
Fin Off.        0            -                -                      -

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of its subsidiaries. Finally, no remuneration is proposed to be in the future directly or indirectly by the corporation to any officer or director under any plan which is presently existing.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There are no relationships, transactions, or proposed transactions to which the Company was or is to be a party, in which any of the named persons set forth in Item 5 had or is to have a direct or indirect material interest.

ITEM 8.  DESCRIPTION OF SECURITIES.

General Description.

The Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, with a par value of $0.001. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and (c) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) special voting rights; (b) preference as to dividends or interest; (c) preemptive rights to purchase in new issues of Shares; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and amendments thereto, and Bylaws of the Company, attached as Exhibits to this Form 10-SB. As of November 17, 1999, the Company had 17,006,167 shares of common stock issued and outstanding. There are no preferred shares authorized in the Articles of Incorporation.

Non-Cumulative Voting.

The holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends.

The Company does not currently intend to pay cash dividends.
The Company's proposed dividend policy is to make distributions of its revenues to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.

A distribution of revenues will be made only when, in the judgment of the Company's Board of Directors, it is in the best interest of the Company's stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

The Company's authorized but unissued capital stock consists of 82,993,833 Shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

The Company has engaged the services of Interwest Transfer, 1981 East 4800 South, Salt Lake City, Utah 84117, to act as transfer agent and registrar for the Company.


PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)  Market Information.

The Company's Shares are traded in the Over-the-Counter
Bulletin Board (symbol LUMP) and the range of closing bid prices shown below is as reported by this market. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on September 30, 1999

                                                High            Low

First Quarter                                   0.28            0.06
Second Quarter                                  0.29            0.00
Third Quarter                                   0.31            0.21
Fourth Quarter                                  0.27            0.14


Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended September 30, 1998

                                                High              Low

Third Quarter *                                 0.50              0.25
Fourth Quarter                                  1.19              0.26

* The Shares commenced trading on the Bulletin Board on May 28,
1998.

(b)  Holders of Common Equity.

As of November 17, 1999, there were 74 shareholders of record of the Company's common stock.

(c)  Dividend Information.

The Company has not declared or paid a cash dividend to stockholders since it became a "C" corporation on March 25, 1987. The Board of Directors presently intends to retain any earnings to finance Company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the two most recent fiscal years, the principal independent accountant for the Company has neither resigned (or declined to stand for reelection) nor been dismissed. The independent accountant for the Company is Kurt D. Saliger, C.P.A., 5000 West Oakey Boulevard, Suite A-4, Las Vegas, Nevada 89146.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

From November 6, 1998 to February 25, 1999, the Company raised a total of $257,750 in gross offering proceeds from two private offerings. Under the first offering in November 1998, a total of 3,100,000 were issued for a total consideration of $3,100 ($0.01 per share). Under the second offering, a total of 1,411,667 shares were sold for a total consideration of $226,750 (average of $0.16 per share).

All these shares were offered and sold only to sophisticated investors under Rule 504 of Regulation D. There were no commissions or discounts paid in connection with these offerings;
only normal offering expenses.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No director of the Company will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

The By-laws provide for indemnification of the directors, officers, and employees of the Company in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

The officers and directors of the Company are accountable to the Company as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting the
Company.   In the event that a shareholder believes the officers
and/or directors have violated their fiduciary duties to the Company, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management.. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

PART F/S.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Luminart Corp.
Thousand Oaks, California

I have audited the accompanying consolidated balance sheet of Luminart Corp. and subsidiaries (the "Company") as of September 30, 1999, and the related consolidated statement of operations, changes in shareholders' equity and cash flows for the year in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management.
My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luminart Corp. as of September 30, 1999 in conformity with generally accepted accounting principles.

Kurt D. Saliger, C.P.A. (Nevada State License No. 2335)
Las Vegas, Nevada
December 27, 1999


                                   LUMINART CORP.
                           CONSOLIDATED  BALANCE SHEET
                               September 30, 1999

                                    ASSETS
CURRENT ASSETS
Cash                                                             $       7,472
Receivables                                                            140,442
Inventories                                                            801,319
Other Current Assets                                                    15,962

TOTAL CURRENT ASSETS                                                   965,195

PROPERTY AND EQUIPMENT, NET                                            603,140
COST IN EXCESS OF NET ASSETS OF
  BUSINESS ACQUIRED, NET                                                83,833
CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET                            205,700
ORGANIZATION COSTS, NET                                                 70,365
DEFERRED TAXES                                                          82,805

TOTAL ASSETS                                                        $2,010,938

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable                                                  $     29,364
Accrued Liabilities                                                    142,885
Current Portion of long-term debt                                            0

TOTAL CURRENT LIABILITIES                                              172,249

LONG-TERM DEBT                                                         180,000

SHAREHOLDERS' EQUITY
Preferred Stock                                                        685,000
Common Stock, $0.001 par value
Authorized 100,000,000 shares, issued
17,006,167                                                             17,006
Additional Paid In Capital                                          3,054,167
Retained Earnings (Deficit)                                        (2,097,435)

TOTAL SHAREHOLDERS' EQUITY                                          1,658,689

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $2,010,938

See accompanying notes to consolidated financial statements.

                                     LUMINART CORP.
                        CONSOLIDATED STATEMENT OF OPERATIONS
                        October 1, 1998 to September 30, 1999

Revenue                                                            $1,637,683
Cost of Revenue:
Cost of Goods Sold                                                    628,489

Gross Profit                                                        1,009,194

Operating Costs and Expenses:
Amortization and Depreciation                                         186,300
Selling, General and Administrative	                                  763,246
Other Operating Costs                                                 242,959

Total Operating Costs and Expenses                                  1,192,505

Operating Income                                                     (183,311)

Interest Expense                                                       59,938

Income Before Taxes                                                  (243,249)

Income Tax Expense (Benefit)                                          (82,705)

Net Income                                                           (160,544)

BASIC INCOME PER SHARE                                                  (0.01)

DILUTED INCOME PER SHARE                                                (0.01)

AVERAGE SHARES USED IN PER SHARE COMPUTATIONS:

BASIC                                                              17,006,167

DILUTED                                                            18,056,167

See accompanying notes to consolidated financial statements.


                                LUMINART CORP.
              CONSOLIDATED CHANGES IN SHAREHOLDERS' EQUITY
                          September 30, 1999


                            Number        Par        Additional         Retained
                              Of         Value         Paid In          Earnings
                            Shares      $0.001         Capital         (Deficit)

Balance October 1, 1998     11,804,215  $11,804      $2,731,258      (1,936,891)

November 6, 1998             3,100,000    3,100          27,900
Issued for Cash

December 10, 1998              300,000      300          59,700
Issued for Cash

January 1, 1999                100,000      100           9,900
Issued per Consulting
Agreement

January 15, 1999               111,667      112          17,892
Issued for Cash

February 25, 1999             1,000,000   1,000         149,000
Issued for Cash

February 26, 1999 and           590,285     590          58,438
March 19, 1999 Issued per
Consulting Agreement

Net (Loss) October 1, 1998
To September 30, 1999                                                  (160,544)

Balance September 30, 1999   17,006,167  17,006       $3,054,167     (2,097,435)

Preferred Stock
October 1, 1998               1,840,000 $685,000

Preferred Stock
September 30, 1999            1,840,000 $685,000

Total Shareholders' Equity
September 30, 1999                                                   $1,658,689

See accompanying notes to consolidated financial statements.

                                    LUMINART CORP.
                       CONSOLIDATED STATEMENT OF CASH FLOWS
                      October 1, 1998 to September 30, 1999

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                           $ (160,544)
Adjustments to reconcile net income
To net cash provided by (used for)
Operating activities:
Amortization and Depreciation                                           186,300
Changes in Operating Assets and Liabilities

Increase in Accounts Receivable                                        (149,652)
Increase in Inventories                                                (102,952)
Decrease in Accounts Payable                                            (47,727)
Increase in Accrued Liabilities                                          13,499

Net Cash Used In Operating Activities                                  (161,076)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Property and Equipment                                     (180,489)
Increase in Deferred Taxes                                              (82,705)
Net Cash Used in Investing Activities                                   263,194

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Long-Term Debt                                            159,000
Proceeds from Sale of Common Stock                                      259,004

Net Cash Provided By Financing Activities                               418,004

NET INCREASE (DECREASE) IN CASH                                          (6,266)

Cash, October 1, 1998                                                    13,738

Cash, September 30, 1999                                                  7,472
See accompanying notes to consolidated financial statements.

                                  LUMINART CORP.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             September 30, 1999

NOTE 1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Luminart Corp. (the "Company") is a technology company which is a designer, developer, manufacturer, and marketer of proprietary sign making products for the worldwide marketplace.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and all its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated.

Revenue Recognition

Revenue is generally recognized when the Company has completed substantially all manufacturing and/or sign development to customer specifications, factory testing has been completed and the product has been shipped. Additionally, for sign systems where installation requirements are the responsibility of the Company and payment terms are related to installation completion, revenue is generally recognized when the system has been shipped to the customer's final site for installation.

Inventories

Inventories are valued at the lower of average cost or market. Inventories consisted of the following at September 30, 1999:

Raw Material                            $  592,594
Work in Process                                  0
Finished Goods                             208,725

                                        $  801,319

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Leasehold improvements                  15 years
Manufacturing equipment                  7 years
Computer equipment, office
furniture and other                    5-7 years

Cost in Excess of Net Assets of Business Acquired, Net

Cost in excess of net assets of business acquired is amortized on a straight-line basis over 15 years. This represents the excess of the cost of acquiring the Ecosphere Environmental Systems business over the fair value of net assets received as of the acquisition date by $100,000, net of the accumulated amortization of $16,667 at September 30, 1999.

Capitalized Software Development Costs

Certain software development costs are capitalized when incurred. Capitalization of software development costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in software and hardware technologies. The capitalized software development costs would be adjusted to fair market value if significant facts and circumstances altered the Company's original assumptions and rationale.

Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expensed immediately.

Amortization of capitalized software costs is provided by the straight-line method over the remaining estimated economic life of the product. An original estimated economic life of 15 years is assigned to capitalized software development of $239,651, net of accumulated amortization of $33,951 at September
30, 1999.

Organization Costs
Organization costs are capitalized when incurred and are amortized on a straight-line basis over a sixty (60) month period. Organization costs are $86,017, net of accumulated amortization of $15,832 at September 30, 1999.

Income Taxes

The liability method as prescribed by Statement of Financial
Accounting Standards ("SFAS") No. 109, "Accounting for Income
Taxes" ("FAS 109"), is used in accounting for income taxes.

At September 30, 1999 income tax expense was zero due to net operating loss carryforwards available for tax purposes.

Income Per Share

In February 1997, the Financial Accounting Standards Board issued SFAS 128, "Earnings Per Share" ("FAS 128"), which replaces the presentation of primary and fully diluted earnings per share with the presentation of basic and diluted earnings per share. Basic income per share is computed by dividing net income available to common shareholders by the weighted average common shares outstanding for the period. Diluted income per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options adjusted for the assumed repurchase of the Company's common stock at the average market price.

NOTE 2  -  PROPERTY AND EQUIPMENT

The Company's property and equipment consisted of the following at September 30, 1999:

Leasehold improvements                      $    81,860
Manufacturing equipment                         662,731
Computer equipment, office furniture
  and other                                     162,327

                                                906,918

Less:  Accumulated depreciation                (303,778)

                                             $  603,140

NOTE 3  -  ACCRUED LIABILITIES

The Company's accrued liabilities consisted of the following at September 30, 1999:

Payroll and related                          $    82,947
Accrued interest                                  59,938

                                              $  142,885

NOTE 4  -  COMMON AND PREFERRED STOCK

Description and Dividends

At September 30, 1999 the Company was authorized to issue 100,000,000 shares of common stock, $0.001 par value. The common stock is a publicly traded Over the Counter Bulletin Board Stock with the symbol LUMP. As of September 30, 1999, 17,006,167 shares of common stock were issued and outstanding of which 5,868,863 are restricted and the remaining 11,137,304 are free trading.

At September 30, 1999 the Company was authorized to issue 10,000,000 shares of preferred stock, $0.001 par value. The preferred stock issued at September 30, 1999 consists of 1,840,000 preferred shares outstanding for consideration of $685,000 bearing interest at the rate of seven percent (7%) per annum.

Since inception, the Company has not declared or paid a cash dividend.

Stock Options

The Company has stock option plans that provide for the issuance of up to 1,000,000 shares of common stock to directors and consultants.

NOTE 5  -  COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases certain facilities which require future rental payments. These rental arrangements do not impose any financing restrictions on the Company or contain contingent rental provisions.

Future minimum rental commitments under operating leases with noncancelable lease terms in excess of one year were as follows at September 30, 1999:

      2000            $    82,171
      2001                 89,635
      2002                      0
      2003                      0
      2004                      0

Thereafter                      0

                       $  171,806

Operating lease rental expense was $108,924 for the twelve month period ended September 30, 1999.

                    INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
Luminart Corp.
Oxnard, California

I have audited the accompanying consolidated balance sheet of Luminart Corp. and subsidiaries (the "Company") as of September 30, 1998, and the related consolidated statement of operations, changes in shareholders' equity and cash flows for the period January 1, 1998 to September 30, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luminart Corp. as of September 30, 1998 and the consolidated results of its operations and its cash flows for the period January 1, 1998 to September 30, 1998 in conformity with generally accepted accounting principles.

Kurt D. Saliger, C.P.A. (Nevada State License No. 2335)
Las Vegas, Nevada
November 26, 1998


                              LUMINART CORP.
                        CONSOLIDATED BALANCE SHEET
                           September 30, 1998

                                 ASSETS
Current Assets:

Cash in Banks                                     $    13,738
Accounts Receivable                                     9,210
Inventory                                             698,367
Other Current Assets                                   24,071

     Total Current Assets                             745,386

Other Assets:

Property and Equipment, Net                          485,862
Cost in Excess of Net Assets of
Business Acquired, Net                                92,500
Capitalized Software Development
Costs, Net                                            221,677
Organization Costs, Net                                73,223

     Total Assets                                  $1,618,648

                LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:

Accounts Payable                                $      77,091
Accrued Liabilities                                    29,386
Current Portion of Long Term Debt                           0

     Total Current Liabilities                        106,477

Long Term Liabilities:

Note Payable (Noncurrent)                              21,000
Total Long Term Liabilities                            21,000

Shareholders' Equity:

Preferred Stock                                       685,000
Common Stock
                                                        11,804
Additional Paid-In Capital                           2,731,258
Accumulated Deficit                                 (1,936,891)
     Total Shareholders' Equity                      1,491,171

     Total Liabilities & Shareholders' Equity       $1,618,648

See accompanying Notes to Consolidated Financial Statements

                              LUMINART CORP.
                 CONSOLIDATED STATEMENT OF OPERATIONS
                 January 1, 1998 to September 30, 1998

Revenue                                              $765,141
Cost of Goods Sold                                     80,321
Gross Profit                                          684,820

Operating Costs & Expenses:

   Amortization and Depreciation                       63,600
   Selling, General & Administrative                  327,947
   Other Operating Costs                               15,017

Total Operating Costs and Expenses                    406,564

Operating Income                                      278,256

Interest Expense                                       18,987

Income Before Income Taxes                            259,269

Income Tax Expense                                          0

Net Income                                           $259,269

Basic Income Per Share                                   0.02

Diluted Income Per Share                                 0.02

Average Shares Used in Per Share Calculations:
Basic                                              11,804,215
Diluted                                            11,804,215

See accompanying Notes to Consolidated Financial Statements


                            LUMINART CORP.
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                          September 30, 1998

                            Number      Par        Additional    Retained
                             Of        Value       Paid In       Earnings
                            Shares     $0.001      Capital       (Deficit)

Balance January 1, 1998     9,354,215  $9,354      $2,378,708   ($2,196,160)
April 28, 1998 Asset
Purchase Agreement          1,100,000  $1,100      $  218,900

July 10, 1998 Consulting
Agreement                     500,000  $  500      $   49,500

July 15, 1998 Consulting
Agreement                     650,000  $  650      $   64,350

September 15, 1998
Consulting Agreement          200,000  $  200      $   19,800

Net Income January 1,
1998 to September 30,
1998                                                               $259,269

Balance September 30,
1998                       11,804,215  $ 11,804    $2,731,258    ($1,936,891)

Preferred Stock
January 1, 1998             1,840,000  $685,000

Preferred Stock
September 30, 1998          1,840,000  $685,000

Total Shareholders'
Equity
September 30, 1998                                                $1,491,171

See accompanying Notes to Consolidated Financial Statements


                           LUMINART CORP.
                CONSOLIDATED STATEMENT OF CASH FLOWS
                 January 1, 1998 to September 30, 1998

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income                                                        $  259,269
Adjustments to reconcile net income to net cash provided for (used by) operating activities:

Amortization and Depreciation                                        63,600
Changes in operating Assets and Liabilities:

Decrease in Accounts Receivable                                     119,162
Increase in Inventories                                            (631,017)
Increase in Accounts Payable                                         (6,221)
Decrease in Accrued Liabilities                                     (24,522)

     Net Cash (Used For) Operating Activities                     $(219,729)

CASH FLOWS FROM INVESTING ACTIVITIES                                      0

CASH FLOWS FROM FINANCING ACTIVITIES

Payments on Long-Term Debt                                         (225,084)
Proceeds from Sale of Common Stock                                  355,000

     Net Cash Provided By Financing Activities                      129,916

Net Increase (Decrease) in Cash                                   $ (89,813)

Cash, January 1, 1998                                               103,551
Cash, September 30, 1998                                             13,738

See accompanying Notes to Consolidated Financial Statements


                                   LUMINART CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             September 30, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Luminart Corp. (the "Company") is a   technology company
which is a designer, developer, manufacturer, and marketer of transparent and translucent sign making products for the worldwide marketplace.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation:

The consolidated financial statements of the Company include the accounts of the Company and all its wholly-owned
subsidiaries.   All significant intercompany transactions and
balances are eliminated.

Revenue Recognition:

Revenue is generally recognized when the Company has
completed substantially all manufacturing and/or sign development to customer specifications, factory testing has been completed
and the product has been shipped.   Additionally, for sign
systems where installation requirements are the responsibility of the Company and payment terms are related to installation completion, revenue is generally recognized when the system has been shipped to the customer's final site for installation.

Inventories:

Inventories are valued at the lower of average cost or market. Inventories consisted of the following at September 30, 1998:

Raw Material                          $530,163
Work In Progress                             0
Finished Goods                         168,204

                                      $698,367

Property and Equipment:

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Leasehold Improvements                        15 years
Manufacturing Equipment                        7 years
Computer Equipment, Office Furniture and
Other                                        5-7 years

Cost in Excess of Net Assets of Business Acquired, Net:

Cost in excess of net assets of business acquired is amortized on a straight-line basis over 15 years. This represents the excess of the cost of acquiring the Echosphere
Environmental Systems business over the fair value of net assets received as of the acquisition date by $100,000, net of accumulated amortization of $7,500 at September 30, 1998.

Capitalized Software Development Costs:

Certain software development costs are capitalized when
incurred.   Capitalization of software development costs begins
upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in software and hardware technologies. The capitalized software development costs would be adjusted to fair value if significant facts and circumstances altered the Company's original assumptions and rationale.

Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expenses immediately.

Amortization of capitalized software costs is provided by the straight-line method over the remaining estimated economic life of the product. An original estimated economic life of 15 years is assigned to capitalized software development costs of $239,651, net of accumulated amortization of $17,974 at September 30, 1998.

Organization Costs:

Organization Costs are capitalized when incurred and are amortized on a straight-line basis over a sixty (60) month period. Organization costs are $86,017, net of accumulated amortization of $12,794 at September 30, 1998.

Income Taxes:

The liability method as prescribed by Statement of Financial
Accounting Standards ("SFAS") No. 109, "Accounting for Income
Taxes" ("FAS 109"), is used in accounting for income taxes.

At September 30, 1998 income tax expense was zero due to net operating loss carryforwards available for tax purposes.

Income Per Share:

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" ("FAS 128"), which replaces the presentation of primary and fully diluted earnings per share with the presentation of basic and diluted earnings per share. Basic income per share is computed by dividing net income available to common shareholders by the weighted average common shares outstanding for the period. Diluted income per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options adjusted for the assumed repurchase of the Company's common stock at the average market price.

NOTE 2 - PROPERTY AND EQUIPMENT

The Company's property and equipment consisted of the following at September 30, 1998:

Leasehold Improvements                              $  81,437
Manufacturing Equipment                               506,864
Computer Equipment, Office Furniture and Other        159,944

                                                      748,245

Less:  Accumulated Depreciation                      (262,383)

                                                    $ 485,862

NOTE 3 - ACCRUED LIABILITIES

The Company's accrued liabilities consisted of the following at September 30, 1998:

Payroll and Related                                   $10,399
Accrued Interest                                       18,987

                                                      $29,386

NOTE 4 - COMMON AND PREFERRED STOCK

Description and Dividends:

At September 30, 1998 the Company was authorized to issue 50,000,000 shares of common stock, $0.001 par value. The common stock is a publicly traded Over The Counter Bulletin Board Stock with the symbol LUMP. As of September 30, 1998, 11,804,215 shares of common stock were issued and outstanding of which 7,223,955 are restricted and the remaining 4,580,260 are free trading.

At September 30, 1998 the Company was authorized to issue 10,000,000 shares of preferred stock, $0.001 par value. The preferred stock issued at September 30, 1998 consists of 1,840,000 preferred shares outstanding for considerations of $685,000 bearing interest at the rate of seven percent (7%) per annum.

Since inception, the Company has not declared or paid a cash dividend.

Stock Options:

The Company has stock option plans that provide for the issuance of up to 1,000,00 shares of common stock to directors.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments:

The Company leases certain facilities which require future
rental payments.   These rental arrangements do not impose any
financing restrictions on the Company or contain contingent rental provisions.

Future minimum rental commitments under operating leases with noncancelable lease terms in excess of one year were as a follows at September 30, 1998:

1999                  $  98,844
2000                     42,684
2001                     24,899
2002                          0
2003                          0
Thereafter                    0

                       $166,427

Operating lease rental expense was $103,241 for the nine month period ended September 30, 1998.

Litigation:
On September 8, 1998 the Company was sued by Linda Lampenius aka Linda Brava ("Plaintiff") in Los Angeles Superior Court for the County of Los Angeles. The lawsuit claims breach of contract, breach of implied covenant of good faith and fair dealing, fraud, breach of fiduciary duty, claim and delivery, conversion, declaratory relief and accounting. Plaintiff is
claiming damages collectively in excess of $750,000.   The
Company is in the process of preparing a counterclaim against the Plaintiff with causes of action sounding in contract and tort. The Company intends to defend and prosecute the lawsuit vigorously. Given the fact that the case is in its infancy, the prediction of the outcome is unavailable as discovery has not yet commenced.

The Company is also party to other routine legal proceedings incidental to its business.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      LUMINART CORP.


Date: December 28, 1999              By:   /s/  Wm. Michael Reynolds
                                     Wm. Michael Reynolds, President

                      Special Power of Attorney

The undersigned constitute and appoint Wm. Michael Reynolds their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act
of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated:
Signature                   Title                      Date

/s/ Wm. Michael Reynolds    President, Chief Executive December 28, 1999
Wm. Michael Reynolds        Officer, Chairman of the
                            Board

/s/ Ronnie Case             Secretary, Treasurer,      December 28, 1999
Ronnie Case                 Director

/s/ James Crestani          Director                   December 28, 1999
Frank X. McGarvey

/s/ George A. Jones         Director                   December 28, 1999
Parker Smith


                                 EXHIBIT INDEX

Exhibit                                                   Method of
Number     Description                                    Filing

2.1        Plan and Agreement of Merger                   See Below
2.2        Agreement and Plan of Reorganization           See Below
3.1        Articles of Incorporation                      See Below
3.2        Articles of Amendment to the Articles of
           Incorporation                                  See Below
3.3        Certificate of Amendment to Articles of
           Incorporation                                  See Below
3.4        Certificate of Amendment of Amendment to
           Articles of Incorporation                      See Below
3.5        Certificate of Amendment to Articles of
           Incorporation                                  See Below
3.6        Bylaws                                         See Below
10.1       Management Contract (Wm. Michael Reynolds)     See Below
10.2       Management Contract (Ronnie Case)              See Below
21         Subsidiaries of the Registrant                 See Below
24         Special Power of Attorney                      See
                                                          Signature
                                                          Page
27         Financial Data Schedules                       See Below
99         Patent Abstract                                See Below